Exhibit 23.1

Consent of Ernst & Young LLP

Independent Registered Public Accounting Firm for Lincoln National Corporation

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-130226) and related Prospectus of Lincoln National Corporation for the registration of shares of its common stock and to the incorporation by reference therein of our reports dated March 8, 2005, with respect to the consolidated financial statements and schedules of Lincoln National Corporation, Lincoln National Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Lincoln National Corporation included in its Annual Report on Form 10-K for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

Philadelphia, Pennsylvania	/S/ ERNST & YOUNG LLP
February 3, 2006